Exhibit 3.1

AMENDMENT TO BYLAWS OF MIRATI THERAPEUTICS, INC.

The Bylaws (the “Bylaws”) of Mirati Therapeutics, Inc., a Delaware corporation (the “Company”), are hereby amended as follows, effective upon the execution of this amendment by the Secretary of the Company:

A new Article XV, Section 47 is hereby added to the Bylaws, which shall read in its entirety as follows:

“ARTICLE XV

MISCELLANEOUS

Section 47.                          Forum. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.”

Dated: June 16, 2016	By:	/s/ Mark J. Gergen
Mark J. Gergen Secretary